[Flow Letterhead]

August 25, 2005

Ms. Jennifer Hardy

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Re:	Flow International Corporation

Amendment #1 to Form S-1 filed August 8, 2005

File No. 333-125113

Dear Ms. Hardy,

We are responding to your letter dated August 19, 2005, which sets forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) relating to Flow International Corporation’s (“Flow” or the “Company”) Amendment No. 1 to S-1 Registration Statement filed with the SEC on August 8, 2005. For your convenience, each of the Staff’s comments has been included in italics and precedes the Company’s responses.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC. The Company also acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company understands that it may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendment No. 1 to Form S-1 filed August 8, 2005

Prospectus Cover Page

1.	It appears that Rule 2520 relates to margin requirements. Please tell us the basis for the increase and if it is because of Rule 2520, how this relates to your increase.

Response

We called and left a message with Ms. Brightwell asking about this comment. She called back and left a message indicating that the comment was in response to our response to the third comment in your earlier comment about the exercise price of the warrants. We still are not sure about the reference to Rule 2520. The exercise price of the warrants ($4.07) was negotiated between the company and the persons who purchased the units offered in the PIPE transaction. The exercise price was not related to or in any way a function of margin requirements or NASD Rule 2520.

We have added language to the summary and to the description of the Securities Purchase Agreement in Note 2 to the Selling Shareholders table noting that the exercise price was a negotiated price.

Risk Factors, page 5

2.	We note your response to prior comment five. We also note the selling shareholder section in which you discuss the limitations upon the selling shareholders’ ability to enter into short sales. Please provide a cross-reference to that discussion.

Response

A statement regarding using registered shares to cover certain short sales is included in the risk factors and there is a cross reference made to “Selling Shareholders.”

3.	We note your response to prior comment six. It appears that we mistakenly referred to underwriters instead of lenders. We note that you issued a number of anti-dilution warrants to your lenders because the common shares issued in the PIPE transaction were issued at less than market price. Please tell us whether under your credit agreements, you are required to issue additional anti-dilution warrants to your lenders in the future. To the extent that you would be required to issue additional anti-dilution warrants to your lenders in the future, you should provide the information requested in prior comment six.

Response

An additional risk factor entitled “Under the terms of certain outstanding warrants, we could be required to make antidilution adjustments.”

Selling Stockholders, page 67

4.

We note your response to prior comment seven; however, we believe that you should include a separate section titled “Certain Relationships and Related Transactions” for information about material relationships and related transactions, in addition to the information about material relationships required in the selling shareholder section. See Item 404 and Item 507 of Regulation S-K. In addition, you should state, if true, that you entered into a Securities Purchase Agreement with accredited investors and the units were issued to these investors in a private placement. You should also state the exemption relied upon to offer and sell the securities in the private placement and discuss the facts that support the exemption. In addition, you should disclose the name of any placement agent used in the transaction.

Response

On page 39 of Amendment No. 1, we included a section entitled “Related Party Transactions.” We have renamed it “Certain Relationships and Related Transactions,” and updated the disclosure about the transactions with a director, moved it so that it is immediately after “Selling Shareholders,” and added a cross-reference to the “Selling Shareholders” section.

We have added appropriate information as to the private placement offering.

5.	We note your response to prior comment four. Rather than merely juxtaposing the purchase price of the common shares with the closing price of the stock the day the PIPE agreement was entered into, please specifically disclose the percentage of the discount received by the selling shareholders. With regard to the common shares underlying the warrants, please provide the percent discount received if the warrants had been exercised on the day the PIPE agreement was entered into.

Response

We have added responsive disclosure in footnotes 2, 18, and 21 in the Selling Shareholders section.

Plan of Distribution, page 73

6.	We note your response to prior comment 11. As previously requested, please tell us whether any of the selling shareholders are an affiliate of a broker-dealer. In this regard, we note the last sentence in the seventh paragraph.

Response

None of the Selling Shareholders is an affiliate of a broker-dealer. Accordingly, we have deleted the last sentence in the seventh paragraph.

7.	We note your revised disclosure that Bank of America Securities is a registered broker-dealer; however, it does not appear that you have named Bank of America Securities as an underwriter. Please revise.

Response

Bank of America Securities has been named as an underwriter.

8.	We note your response to prior comment 13. Please tell us the significance of the 500 share threshold for filing a prospectus supplement. For example, state whether this threshold is pursuant to a contractual obligation you have with the selling shareholders. In addition, please clarify that the 500 share threshold does not limit your obligation to file a prospectus supplement or post-effective amendment to disclose a fundamental change in the information set forth in the registration statement or to include material information with respect to the plan of distribution or any other material change to such information. See Item 512(a) of Regulation S-K.

Response

Responsive disclosure has been added.

9.	Please tell us what you mean when stating that a prospectus supplement or post-effective amendment will disclose “where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and other facts material to the transaction.” It appears that what you are saying is that future broker-dealers may not perform due diligence with regard to the use of the prospectus and are disclaiming responsibility. Please advise.

Response

The persons who would be deemed underwriters would be persons who have entered into arrangements with one or more of the Selling Shareholders. They would not enter into any arrangements with the Company. The Company has no means, by underwriting or other arrangement, to control the nature or extent of the due diligence activities of such underwriters. Moreover, the Company, which does have Section 11 liability as issuer, does not have any vicarious or any other type of secondary liability based on the lack of due diligence performed by an underwriter, whether the underwriter is acting as an underwriter for the Company or the Selling Shareholders.

The disclosure does not attempt to disclaim for the Company any responsibility for the underwriter’s failure to perform due diligence, since the Company has no responsibility for such failure. The disclosure will be used when appropriate and when used will be designed to put the market and persons to whom the prospectus is delivered on notice that persons who are deemed underwriters have not performed due diligence.

We believe that the disclosure as we have set it forth is fairly standard disclosure. See Appendix A which identifies a number of other registration statements filed in the last month with identical disclosure.

10.	Please delete the statement “The SEC staff is of the view…underwriters under the Securities Act.” Our prior comment 11 stated that any registered broker-dealers should be named as underwriters and requested additional information be included in the prospectus if any selling shareholder is an affiliate of a broker-dealer.

Response

The statement has been deleted.

Exhibit 5.1

11.	Please confirm in writing that you concur with our understanding that the reference and limitation to “Washington Business Corporation Act” includes the statutory provisions of the Washington Constitution and reported judicial decisions interpreting these laws.

We confirm that we concur with your understanding that the reference and limitation to “Washington Business Corporation Act” includes the statutory provisions of the Washington Constitution and reported judicial decisions interpreting these laws.

12.	We note the statement in the penultimate paragraph that you “undertake no obligation and hereby disclaim any obligation to advise upon any change in law, facts or circumstances, occurring after the date hereof…”. Given that you do not intend to update the opinion, we believe your opinion should be revised to state that your opinion is provided as of the date the registration statement becomes effective or you should provide an updated opinion immediately preceding the time the registration statement becomes effective.

Response

A revised opinion responsive to your comment is filed with the amendment

Additionally, the Company advises the Commission that it will be making an oral request for acceleration of the Registration Statement on Form S-1 in accordance with Rule 461 under the Act. Such request may be made by an officer or employee of the Company or by any lawyer with the law firm of Preston Gates & Ellis LLP. The Company confirms that it is aware of its obligations under the Act, and acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call our attorneys at Preston Gates & Ellis LLP, specifically William Gleeson, or in his absence, Chris K. Visser, both of whom can be reached at (206) 623-7580 if you have any questions or further comments with respect to the foregoing.

Very truly yours,

/s/    John S. Leness

General Counsel

Exhibit A

☐	1.

EDGARPlus(R), COMPANY: CHEETAH OIL & GAS LTD, FORM-TYPE: SB2 A00, DOCUMENT-DATE: August 16, 2005, FILING-DATE: August 16, 2005

... Securities Act, a post effective amendment to this registration statement ...

... broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference ...

☐	2.

EDGARPlus(R), COMPANY: GRAPHON CORP DE, FORM-TYPE: S-1 A00, DOCUMENT-DATE: August 10, 2005, FILING-DATE: August 10, 2005

... supplement to this prospectus or a post-effective amendment to the registration statement of which this ...

... dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference ...

☐	3.

EDGARPlus(R), COMPANY: FLOW INTERNATIONAL CORP, FORM-TYPE: S-1 A00, DOCUMENT-DATE: August 8, 2005, FILING-DATE: August 8, 2005

... prospectus, or, if appropriate, a post-effective amendment to this registration statement ...

... broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference ...

... supplement, and, if necessary, a post-effective amendment to the registration statement of which this ...

☐	4.

EDGARPlus(R), COMPANY: CREATIVE VISTAS INC, FORM-TYPE: SB2 A00, DOCUMENT-DATE: August 2, 2005, FILING-DATE: August 2, 2005

... applicable law, a post-effective amendment to the registration statement of which this ...

... underwriter(s) did not conduct any investigation to verify the information set out or incorporated by reference ...

... applicable law, a post-effective amendment to the registration statement of which this ...

☐	5.

EDGARPlus(R), COMPANY: NEOVIEW HOLDINGS INC, FORM-TYPE: SB2 A00, DOCUMENT-DATE: August 1, 2005, FILING-DATE: August 1, 2005

... will file a post effective amendment to this registration statement to ...

... broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference ...

☐	6.

EDGARPlus(R), COMPANY: GLASS WAVE ENTERPRISES INC, FORM-TYPE: SB2 A00, DOCUMENT-DATE: July 29, 2005, FILING-DATE: July 29, 2005

... Securities Act, a post effective amendment to this registration statement ...

... broker-dealers did not conduct any investigation to verify the information set out in this prospectus and other ...

... In addition, a post-effective amendment to this Registration Statement ...

☐	7.

EDGARPlus(R), COMPANY: THRIFTY PRINTING INC, FORM-TYPE: SB2 A00, DOCUMENT-DATE: July 29, 2005, FILING-DATE: July 29, 2005

... Securities Act, a post effective amendment to this registration statement ...

... broker-dealers did not conduct any investigation to verify the information set out in this prospectus and other ...

... In addition, a post-effective amendment to this Registration Statement ...

☐	8.

EDGARPlus(R), COMPANY: SALIVA DIAGNOSTIC SYSTEMS INC, FORM-TYPE: SB2, DOCUMENT-DATE: July 28, 2005, FILING-DATE: July 28, 2005

... Securities Act, a post effective amendment to this registration statement ...

... broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference ...

☐	9.

EDGARPlus(R), COMPANY: CRIMSON EXPLORATION INC, FORM-TYPE: , DOCUMENT-DATE: July 27, 2005, FILING-DATE: July 27, 2005

... Act of 1933, a post effective amendment to this registration statement ...

... broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference ...

☐	10.

EDGARPlus(R), COMPANY: ENERGY & ENGINE TECHNOLOGY CORP, FORM-TYPE: , DOCUMENT-DATE: July 26, 2005, FILING-DATE: July 26, 2005

... prospectus, or, if appropriate, a post effective amendment to this registration statement ...

... broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference ...